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03015702

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SEC FILE NUMBER
8-49339



SEC MAIL
RECEIVED
PROCESSING
MAR 17 2003
WASH. D.C.
181
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 01, 02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Official Use only
FIRM ID. NO

EROOM Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

141 West Jackson #1310A

Chicago, (City) **Illinois** (State) **60604** (zip code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Moore (Area Code—Telephone No.) 312-341-0615

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPA's, P.C.
(Name—if individual state Last, First, Middle name)

4460 Franklin Avenue, Western Springs, Illinois 60558
(ADDRESS) Number and Street City State zip code

CHECK ONE:

[XX] **Certified Public Accountant**

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant Must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See Section 244.17a-5(e)(2)

SEC 1410.1-781

4|1|2003

OATH OR AFFIRMATION

I, Michael Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Eroom Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC STATE OF ILLINOIS
"OFFICIAL SEAL"
MARION GONZALEZ
COMMISSION EXPIRES 09/26/05

Signature

Managing Member
Title

Notary Public

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EROOM SECURITIES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

EROOM Securities, L.L.C.
Annual Report
For the Year Ended December 31, 2002

Table of Contents

Robert Cooper & Co. CPAs P.C.
4460 Franklin Ave.
Western Springs, Illinois 60558
312-952-2151
Fax: 708-246-3797

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Members:
EROOM Securities, L.L.C.

We have audited the accompanying statement of financial condition of **EROOM Securities, L.L.C.** as of December 31, 2002 , and the related statements of income, changes in members capital, and cash flows for the year ending December 31, 2002. These financial statements are the responsibility of the members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **EROOM Securities, L.L.C.** as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Robert Cooper & Company CPA's PC
March 11, 2003

EROOM Securities, L.L.C.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$	528,886
Commissions receivable		357,440
Securities owned		
Marketable, at market value		1,358,216
Long options, at market		574,645
Dividend receivable & accrued income		1,632
Fixed assets (net of depreciation)		16,060
Other assets		3,300
	$	**2,840,179**

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accrued expenses	$	315
Securities sold, not yer purchased, at market		28,289
Options sold, at market		827,401
Dividends payable		1,882
Due to clearing firm broker		271,357
		1,129,244
Member's Capital		1,710,935
	$	**2,840,179**

The accompanying notes should be read in
conjunction with the financial statements

EROOM Securities, L.L.C.
Statement of Income
For the Year Ended December 31, 2002

REVENUES		
Commissions	$	5,462,414
Interest and Dividend Income		184,428
Trading income		49,081
Other Income		3,286
Total Revenues		5,699,209
EXPENSES		
Commissions, orderflow, floor brokerage, price adjustments, clearing		420,086
Payroll costs		1,066,930
Depreciation		23,905
Regulatory charges		47,483
Market information and telephone costs		146,095
Professional fees		53,104
Booth fees, seat lease		59,079
Consulting fees		484,442
Interest Expense		5,556
Other operating costs		132,174
Total Expenses		2,438,854
Net Income for Year	$	**3,260,356**

The accompanying notes should be read in conjunction with the financial statements

EROOM Securities, L.L.C.
Statement of Changes of Members' Capital
For the Year Ended December 31, 2002

Balance		
January 1, 2002	$	5,278,473
Net Income		3,260,356
Capital Contributions		0
Capital Withdrawals		(6,827,894)
December 31, 2002	$	1,710,935

The accompanying notes should be read in conjunction with the financial statements

EROOM Securities, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities		
Net income	$	3,260,356
Items not effecting cash flows		
Depreciation		23,905
Adjustments to reconcile net income to cash used in operations:		
Increase in commissions receivable		(62,488)
Increase in other receivable		10,155
Increase in securities sold, not yet purchased		(99,527,152)
Increase in payables		(38,684)
Increase in due from broker clearance account		59,354,312
Increase in securities owned		43,853,522
Net cash used in operating activities	$	6,873,926
Funds used for investing activities		
Purchase of Fixed Assets		(10,000)
Sale of JBO Stock		10,000
Net cash used in investing		0
Funds provided by financing activities		
Capital contributions		0
Capital withdrawals		(6,827,894)
Net cash used in financing activities	$	(6,827,894)
Decrease in Cash	$	46,032
Cash, beginning of year		482,854
Cash at end of year	$	**528,886**

The accompanying notes should be read in conjunction with the financial statements

EROOM Securities, L.L.C.
Notes to Financial Statements
December 31, 2002

NOTE 1. ORGANIZATION

EROOM Securities, Limited Liability Company (The Company) was organized under the Uniformed Limited Liability Company Act of Delaware in June 1996. The company is registered as a foreign limited liability company doing business in the State of Illinois. The business of the Company is to engage in the executing of trades on organized exchanges in the United States. EROOM Securities, L.L.C. is registered as a broker dealer with the Securities and Exchange Commission (SEC) and is a member with the Chicago Board Options Exchange (CBOE) and the National Association of Securities Dealers (NASD). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not carry customer accounts, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing member of the Exchange.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, the Company enters into transactions in exchange traded securities including options thereon for others. Securities and commission transactions together with related revenues and expenses are recorded on trade date. Securities owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

Income Taxes.
A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis. The Company is subject to a 1.5% Illinois replacement tax.

Depreciation.
Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software.

Commissions
Commissions and related clearing expense are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows
The Company has defined cash equivalents as highly liquid investments, with original maturities

of less than ninety days, that are not for sale in the ordinary course of business.

NOTE 3. RELATED PARTY TRANSACTIONS:

Certain administrative and organizational activities were performed by a related party at no cost to the Company.

NOTE 4. PAYABLE TO BROKER-DEALERS

Payable to broker-dealers at December 31, 2002 consist of:

Broker-dealers	$271,357

The amount due from broker-dealers is primarily from the selling of stock and stock options.

The Company clears all transactions through another broker dealer pursuant to a clearing agreement.

At December 31, 2002, substantially all assets of the Company are deposited with the clearing broker.

NOTE 5. Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair values, are short-term or replaceable on demand. Therefore, except for deposit for memberships and FOC Stock ownership, their carrying amounts approximate their fair value

NOTE 7. Commission receivable

Amount represents deposit at clearing firm for commissions earned on execution amount is collectible within 30 days.

NOTE 6. Securities Owned and Sold, but not yet purchased

Marketable securities owned and sold but not yet purchased consists of trading and investment securities at quoted market value, as illustrated below.

	Sold, not yet purchased
Stocks	$28,289.00
Options	$827,401.00
Total	$855,690.00

NOTE 7. Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company invests in exchange traded options on stock for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded whereas the options clearing corporation acts as the counter party of the specific transactions and , therefore, bears the risk of delivery to and from the counter parties.

The Company does not apply hedge accounting as defined in FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the consolidated statement of financial condition.

EROOM Securities, L.L.C.
Notes to Financial Statements
December 31, 2002

NOTE 8 Financial Instruments Held or Issued for Trading Purposes

The Company trades in exchange traded equities, futures and equity options. The following table summarizes the components of income from proprietary trading transactions and includes the class of financial instruments included.

Equity activities (including equity shares, futures and options on stock)	$49,082

The following amounts disclosed represent the market or fair value of derivative financial instruments at December 31, 2002, and the average market of fair value calculated based upon month end amounts, during the year for those instruments:

	Fair Value December 31, 2002		Average Fair Value Year Ended December 31, 2002	
	Asset	Liability	Asset	Liability
Equity options	$574,645	$827,401	$731,915	$461,201

NOTE 9 NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission Uniform Net Capital rule (rule 15c-3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3 of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change day to day, but at December 31, 2002, the Company had net capital and net capital requirements of $1,629,238 which was $1,529,238 in excess of its required net capital of $100,000. The Company's net capital ratio was .02% to 1. Net capital rule may effectively restrict the amount of capital withdrawals to the members.

NOTE 10 Commitments and Contingencies

The Company has no long term agreements which would require expenditures in future periods.

NOTE 11 Preferred Stock

The preferred stock is a non dividend paying restricted stock. The stock is considered unmarketable and is carried at cost which approximates fair value.

SCHEDULE I

EROOM Securities, L.L.C.
Computation of Net Capital Under 15C 3-1
of the Securities and Exchange Commission
December 31, 2002

Total member's capital	$	1,710,935
Unallowable assets		(19,360)
Haircut's required		(19,077)
Net Capital		1,672,498
Minimum net capital requirement		100,000
Excess Net capital	$	**1,572,498**
Excess net capital at 1000%	$	**1,672,467**

No The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by Eroom Securities, LLC as of December 31, 2002

The accompanying notes should be read in conjunction with the financial statements

SCHEDULE I

EROOM Securities, L.L.C.
Computation of Net Capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
December 31, 2002

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness		
Items included in the balance sheet:		
Accrued expenses	$	315
		0
	$	315
Ratio: Aggregate Indebtedness to Net Capital		0.02% to 1

The accompanying notes should be read in conjunction with the financial statements

SCHEDULE II

EROOM SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2002

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: EROOM SECURITIES, LLC is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPAs P.C.
4460 Franklin Ave
Western Springs, Illinois 60558
312-952-2151
Fax: 708-246-3797

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Members:
EROOM Securities, L.L.C.

In planning and performing our audit of the financial statements of **EROOM Securities, L.L.C.**, for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **EROOM Securities, L.L.C.** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following. (1) in making the quarterly securities examinations, counts, verifications and comparisons, and (2) recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any

Robert Cooper & Company CPAs P.C.
4460 Franklin Ave
Western Springs, Illinois 60558
312-952-2151
Fax: 708-246-3797

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the officers of the Company informed me that they exercises close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Board Options Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,



Robert Cooper & Company CPAs P.C.
March 11, 2003

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE YEAR ENDING DECEMBER 31, 2002

To the best of my knowledge and belief, the information contained herein is accurate and complete.



Michael Moore
EROOM Securities, LLC
Manager

EROOM SECURITIES L.L.C.
141 West Jackson
Suite 1310A
Chicago, Illinois 60604

Telephone: 312.341.4555
Facsimile: 312.341.4596


SEC MAIL PROCESSING
RECEIVED
MAR 17 2003
WASH, D.C.
181
SECTION

March 14, 2003

Dear Sir or Madam,

Enclosed, please find a revised annual audit report for Eroom Securities, LLC. The report was corrected to include a trading account that had been inadvertently omitted from the original report. The amount increased capital by approximately 43,000 as well as increased net capital. The account is a CBOE market maker (floor specialist) account. The change did not materially affect the balance sheet nor the calculation of net capital.

The original focus report was amended and filed to reflect the changes made.